UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 26, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Helix BioMedix, Inc.

File No. 33-20897 - CF#35829

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Helix BioMedix, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to the Forms listed below.

Based on representations by Helix BioMedix, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.24(a)	10-QSB	November 8, 2007	December 31, 2022
10.7(b)	10-Q	August 5, 2010	December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary